FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 4, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) has entered into a Joint Venture Agreement with UraMin Inc. (TSX: UMN; AIM: UMN) to form a new corporation that will advance a total of eight highly prospective uranium concessions in Niger. Marek J. Kreczmer, Northwestern’s President and CEO, will lead the new company and has been appointed Managing Director and CEO. Mr. Kreczmer will also serve as a member of the Board of Directors.

The agreement provides that Northwestern will receive a 50% equity stake in the new company, a cash payment of C$4,800,000 as well as a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which will become two of eight properties in the new company’s uranium portfolio. UraMin will contribute six uranium properties, which are located in the same geographic area as Niger’s two producing Areva mines, as well as US$15,000,000 in exchange for its 50% equity stake.

“This is an exciting development for Northwestern and its shareholders. UraMin has significant experience in building mines across Africa and we are gaining access to their expertise as producers. Northwestern is also acquiring a sizeable interest in six additional uranium properties in Niger,” said Mr. Kreczmer. “With the US$15,000,000 investment from UraMin, we have a solid financial foundation combined with considerable technical resources at our disposal. We look forward to advancing exploration activities on our expanded uranium property portfolio in Niger, which is already one of the world’s top uranium-producing nations.”

UraMin’s CEO Ian Stalker, an international mining executive with over 30 years of mining experience in Europe, Africa and Australia, has been appointed Executive Deputy Chairman and President of the new company, while Neil Herbert, UraMin’s Finance Director, has been named CFO. In addition, both Mr. Stalker and Mr. Herbert have been appointed to the Board of Directors. Northwestern will nominate one additional director as well as a non-executive Chairman, to bring the total number of Board members to five.

“By combining our resources in Niger we not only bring together the highly prospective license areas of both companies but we also marry Northwestern’s established exploration team in Niger with UraMin’s international mining team,” said Stephen Dattels, Deputy Chairman of UraMin. “This is a very exciting combination and we look forward to proceeding with a major exploration program in Niger at a pace that would otherwise not have been possible.”

Highly Prospective Uranium Property Portfolio

The Joint Venture Company boasts eight uranium properties — known as Irhazer, In Gall, Kamas 1 to 4, and Dabala 3 and 4 — covering a total of 1,673,644 acres (6,773 square kilometers).

Irhazer and In Gall have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five of 16 surface rock samples collected from outcrops, as reported in a press release on May 29, 2007. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Kamas 1 to 4 and Dabala 3 and 4 are adjacent and situated along the proven Arlit fault, north of a successful uranium-producing mine.

Northwestern and UraMin will have first right of refusal on properties outside of Niger that are identified by the new company.

The agreement and technical reports pertaining to Irhazer and In Gall are available on SEDAR at www.sedar.com.

The formation of the new corporation and completion of the transactions are subject to review and approval in the Republic of Niger, as well as the receipt of all applicable regulatory approvals (including the approval of the TSX Venture Exchange) and a favorable fairness opinion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: June 4, 2007